UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File No: 001-35797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZOETIS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Zoetis Inc.
10 Sylvan Way
Parsippany, New Jersey 07054

REQUIRED INFORMATION:
Items 1 through 3: Not required; see Item 4 below.
Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2024 and 2023
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

ZOETIS SAVINGS PLAN
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2024 and 2023	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024	9

Signature	10

Exhibits:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Zoetis Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Zoetis Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2013.

Baton Rouge, Louisiana
June 23, 2025

ZOETIS SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
(thousands of dollars)	2024	2023
Assets:
Investments at fair value	$1,869,752	$1,749,296
Receivables:
Notes receivable from participants	14,838	14,215
Employee contributions	—	3
Employer contributions	47,578	37,830
Total receivables	62,416	52,048
Net assets available for benefits	$1,932,168	$1,801,344

See accompanying notes to financial statements.

ZOETIS SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	December 31,
(thousands of dollars)	2024	2023
Investment income:
Net appreciation in investments	$150,121	$268,937
Dividend income	19,999	11,784
Investment income on participant-directed funds	3,341	2,365
Total investment income	173,461	283,086
Interest income on notes receivable from participants	1,383	1,035
Less: Investment management fees	(526)	(505)
Net investment income and interest income	174,318	283,616
Contributions:
Employer	79,510	67,535
Participant	72,571	68,664
Rollovers	8,041	10,450
Total contributions	160,122	146,649
Benefits and withdrawals paid to participants	(203,616)	(124,511)
Net increase in assets available for benefits	130,824	305,754
Net assets available for benefits:
Beginning of period	1,801,344	1,495,590
End of period	$1,932,168	$1,801,344

See accompanying notes to financial statements.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
1.Plan Description
The Zoetis Savings Plan (the Plan) is a defined contribution retirement plan. Participation in the Plan is open to eligible employees of Zoetis Inc. (Zoetis, the Plan Sponsor or the Company) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who are included within a group or class designated by the Plan Sponsor as set forth in the Plan document.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (the Code). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting.
The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more detailed and complete information.
Plan Administration
The Plan is administered by the Zoetis Savings Plan Committee, which was appointed by the Chief Human Resources Officer of Zoetis pursuant to a delegation of authority by the Zoetis Board of Directors. The investment fiduciary function is also governed by the Zoetis Savings Plan Committee, and the Company has retained a consultant to perform investment consulting services for the Plan and qualifies as a party-in-interest. Bank of America is the Plan’s recordkeeper and trustee and is a party-in-interest to the Plan.
Administrative Costs
In general, the Plan or the Plan Sponsor and Plan participants both share in the costs and expenses of administering the Plan. All other administrative fees and expenses are paid for by the Plan or the Plan Sponsor.
Eligibility
Generally, all U.S.-based full-time employees of the Company, except (1) certain employees who are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (2) certain employees who are employed by a unit not designated for participation in the Plan, or (3) certain employees who are otherwise eligible for another Company-sponsored savings plan, are eligible to enroll in the Plan on their date of hire.
Newly eligible participants who do not affirmatively enroll in the Plan within 30 days of hire or transfer into eligible employment are automatically enrolled at a 5% pre-tax contribution rate. Employees may elect to opt-out of the Plan at any time.
Unless otherwise directed by the plan participants, contributions are invested in the Plan’s default investment fund option, which is generally the Vanguard Target Retirement Fund, based on the participant’s retirement eligibility date.
Contributions
Participants may elect to make contributions of up to 30% of eligible compensation on a pre-tax basis and up to 30% of eligible compensation on a Roth 401(k) or after-tax basis. Total contributions may not be greater than 60% of eligible compensation and are subject to certain restrictions under the Code. For all participants, contributions of up to 5% of eligible compensation are matched 100% by the Company. Participant contributions in excess of 5% are not matched.
The Plan Sponsor may, in its sole discretion, also make a profit-sharing contribution of up to 8% of each participant’s eligible compensation, as defined by the Plan. Participants are eligible to receive a profit-sharing contribution if they are employed on the last day of the Plan year or die, become disabled (while an employee) or terminate employment after attaining age 55 during the Plan year. In March 2025, the Company made a profit-sharing contribution for plan year 2024 in the amount of approximately $39.9 million. In March 2024, the Company made a profit-sharing contribution for plan year 2023 in the amount of approximately $30.2 million.
Participant Accounts and Vesting
Each participant's account is credited with the participant's contributions, the Company's matching and profit-sharing contributions, and the participant's respective share of Plan earnings and is charged with the participant's withdrawals and distributions, and the participant's respective share of Plan losses. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the profit-sharing contribution.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
All participants will vest in the Company’s profit-sharing contribution as follows:

Years of Service	Percentage Vested*

Under 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
*Special Vesting Rules for Legacy Abaxis Employees: Profit-sharing contributions of legacy Abaxis employees hired prior to June 24, 2019, the Abaxis Plan Merger Date, will be subject to a 4-year vesting schedule while all other participants will be subject to the Zoetis 5-year vesting schedule as described above. Prior service for legacy Abaxis employees will count toward the vesting of profit-sharing account balances.
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. Forfeitures used to reduce employer contributions were $1.2 million for the years ended December 31, 2024 and 2023. Forfeited nonvested accounts available to reduce future employer contributions totaled $0.6 million at December 31, 2024 and $0.5 million at December 31, 2023.
Rollovers into Plan
Participants may elect to roll over one or more account balances from qualified plans.
Investment Options
Participants can elect to invest amounts credited to their account in any of the investment funds offered by the Plan and transfer amounts between these funds at any time during the year.
Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan.
Contributions made by participants may be invested into a self-directed brokerage account.
Notes Receivable from Participants
Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.
Under the terms of the Plan, loans must be repaid pursuant to a fixed payment schedule within five years, unless the funds are used to purchase a primary residence or other payment terms that were established in a plan subsequently merged into the Plan. Primary residence loans must be repaid within ten years. However, certain primary residence loans existed prior to June 20, 2013, and may have longer repayment terms as they were processed under the rules of the prior plan. The interest rate on all loans is based on the prime rate plus 2% at date of loan issuance. At December 31, 2024, interest rates on outstanding loans ranged from 3.25% to 10.50% with maturities ranging from 2025 to 2035. At December 31, 2023, interest rates on outstanding loans ranged from 3.25% to 10.50% with maturities ranging from 2024 to 2035.
Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the participant funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.
In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
Benefit Payments
Upon separation from service, retirement or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of the account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 73 for those who attained age 73 after January 1, 2023. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 73 for those who attained age 73 after January 1, 2023. A non-spouse beneficiary generally may defer payment until December 31 of the year following the date of the participant's death.
In-Service Withdrawals
Participants in the Plan may make in-service withdrawals after reaching the age of 59½ or hardship withdrawals from their account balances subject to the provisions of the Plan.
Plan Termination
The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The Plan’s investments are stated at fair value. Units of the Zoetis Stock Fund are valued based on the combined quoted market prices of the underlying shares of Zoetis common stock and a cash equivalent component. Shares of registered investment companies and common/collective trust funds are valued at quoted or published market prices which represent the net asset value of shares held by the Plan at year-end. Self-directed brokerage accounts consist primarily of money market funds, common stocks and mutual funds, which are valued at quoted or published market prices, and are considered one general type of investment. See Note 4. Fair Value Measurements for additional information regarding the fair value of the Plan’s investments. There have been no changes in the valuation methodologies used at December 31, 2024 and 2023.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent notes receivable are classified as distributions based on the terms of the Plan document.
Risks and Uncertainties
Investment securities, including Zoetis common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Investment Transactions
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
Net Appreciation in Investments
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the change in the difference between the cost of the investments and their fair value at the end of the year.
Benefit Payments
Benefits are recorded when paid.
3.    Tax Status
The Plan uses a prototype non-standardized Plan document, sponsored by the Trustee (prototype sponsor), who received a favorable determination letter from the Internal Revenue Service (IRS), dated June 30, 2020, which states that the prototype Plan document satisfies the applicable provisions of the Internal Revenue Code. The prototype Plan has not been materially modified so that the Company believes they may rely on the prototype sponsor’s determination letter for the prototype Plan. The determination letter provided to the Company by the prototype sponsor indicates that the form of the Plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements: Level 1, meaning the use of quoted or published prices for identical instruments in active markets; Level 2, meaning the use of quoted or published prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. See Note 2. Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.
Investments measured at fair value are summarized below:

	Investments at Fair Value as of December 31, 2024
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$160,924	$—	$—	$160,924
Mutual funds	365,628	—	—	365,628
Common/collective trust funds	1,305,257	—	—	1,305,257
Money market funds	2,539	—	—	2,539
Self-directed brokerage funds	35,404	—	—	35,404
Total investments at fair value	$1,869,752	$—	$—	$1,869,752

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

	Investments at Fair Value as of December 31, 2023
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$209,872	$—	$—	$209,872
Mutual funds	339,098	—	—	339,098
Common/collective trust funds	1,171,894	—	—	1,171,894
Money market funds	1,896	—	—	1,896
Self-directed brokerage funds	26,536	—	—	26,536
Total investments at fair value	$1,749,296	$—	$—	$1,749,296
5.    Related-Party Transactions
Certain Plan investments held by the Plan at December 31, 2024 and 2023, were units of the T. Rowe Price Stable Value Common Trust Fund and were managed by Bank of America. Bank of America serves as the trustee of the Plan, and therefore, transactions involving these investments are considered party-in-interest transactions.
The Plan invests in shares of the Company. The Company is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions. At December 31, 2024 and 2023, the Plan held Zoetis common stock valued at $160.9 million and $209.9 million, respectively. For the year ended December 31, 2024, the Plan purchased Zoetis common stock with a fair value of approximately $24.8 million and sold Zoetis common stock with a fair value of approximately $37.1 million. For the year ended December 31, 2023, the Plan purchased Zoetis common stock with a fair value of approximately $21.7 million and sold Zoetis common stock with a fair value of approximately $31.7 million.
At December 31, 2024 and 2023, the Plan had notes receivable from participants of approximately $14.8 million and $14.2 million, respectively. These transactions are considered parties-in-interest transactions.
The Plan paid certain expenses related to plan operations and investment activity to Bank of America, these transactions are party-in-interest transactions under ERISA and are not material in any period presented.
6.    Subsequent Events
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2024, through June 23, 2025, the date of the financial statement issuance, and concluded that no additional disclosure or recordable transactions were required.

ZOETIS SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(thousands of dollars)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment	Rate of Interest	Maturity Date	Number of Shares or Units	Cost	Current Value
	BIF Money Fund	Money Market			5,340	$2,539	$2,539
	American Europacific Growth R6	Mutual Fund			283,429	14,660	15,226
	Blackrock Mid Cap Grth Eqty I	Mutual Fund			1,206,710	42,096	52,251
	Dodge & Cox International St	Mutual Fund			1,099,726	46,161	54,876
	MFS Mass Investors Growth Stock R4	Mutual Fund			2,882,641	91,374	123,002
	JP Morgan LGCP GRO R6	Mutual Fund			378,547	25,342	31,699
	JP Morgan Core Bond Fund CL R6	Mutual Fund			3,671,506	41,848	37,156
	Vanguard Explorer Fund	Mutual Fund			481,214	47,379	51,418
	Self-Directed Brokerage Acct				—	**	35,404
	Vanguard Target Retirement 2020 TR I	Common/Collective Trust			436,146	28,681	32,986
	Vanguard Target Retirement 2025 TR I	Common/Collective Trust			569,410	38,832	45,689
	Vanguard Target Retirement 2030 TR I	Common/Collective Trust			1,405,659	99,021	118,286
	Vanguard Target Retirement 2035 TR I	Common/Collective Trust			1,146,129	84,575	102,452
	Vanguard Target Retirement 2040 TR I	Common/Collective Trust			1,306,954	101,083	125,154
	Vanguard Target Retirement 2045 TR I	Common/Collective Trust			860,633	68,841	85,848
	Vanguard Target Retirement 2050 TR I	Common/Collective Trust			778,001	63,151	79,255
	Vanguard Target Retirement 2055 TR I	Common/Collective Trust			463,126	46,244	57,520
	Vanguard Target Retirement 2060 TR I	Common/Collective Trust			509,022	27,175	33,224
	Vanguard Target Retirement 2065 TR I	Common/Collective Trust			155,870	5,328	6,258
	Vanguard Target Retirement 2070 TR I	Common/Collective Trust			25,669	573	628
	Vanguard Target Retirement Income TR I	Common/Collective Trust			240,005	14,532	16,313
	Blackrock US Debt Index Fd Class M	Common/Collective Trust			1,739,836	20,325	20,894
	Blackrock Russell 1000 GR CL T	Common/Collective Trust			320,739	21,290	34,135
	Blackrock Russell 1000 VL CL T	Common/Collective Trust			317,024	14,861	18,930
	Blackrock MSCI EAFE Equity Fund M	Common/Collective Trust			1,219,072	22,155	25,668
	Blackrock Mid Capitalization M	Common/Collective Trust			1,433,527	43,214	55,066
	Blackrock Tips Class K	Common/Collective Trust			1,055,302	15,927	17,385
	Blackrock Equity Index Fund Class J	Common/Collective Trust			8,498,275	169,552	241,205
	Blackrock Russell 2000 Fund M	Common/Collective Trust			1,106,329	25,359	36,061
	Columbia TR Div Incm Inst 300	Common/Collective Trust			487,388	48,389	62,212
*	T. Rowe Price Stable Value Class Q	Common/Collective Trust			90,087,955	90,088	90,088
*	Zoetis Common Stock Fund	Common stock fund			3,040,885	78,971	160,924
	Total assets held for investment purposes						1,869,752
*	Notes Receivable from Participants	Interest rates: 3.25% to 10.50%; maturity dates: 2025 to 2035			—	—	14,838
	TOTAL						$1,884,590

*	Party-in-interest
**	Costs not required for participant-directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zoetis Savings Plan
(Name of Plan)

June 23, 2025	By:	/s/ JAMES MATTHEWS
James Matthews
Member, Zoetis Savings Plan Committee